October 22, 2019

Glenn Fogel
Director, Chief Executive Officer and President
Booking Holdings Inc.
800 Connecticut Avenue
Norwalk, CT 06854

       Re: Booking Holdings Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-36691

Dear Mr. Fogel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services